

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Laura Clague
Chief Financial Officer
Retrophin, Inc.
3721 Valley Centre Drive, Suite 200
San Diego, CA 92130

  Re: Retrophin, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 24, 2020
    File No. 001-36257

Dear Ms. Clague:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Operating Expenses, page 53

1. We note your selling, general and administrative expenses increased by 24% due to increased legal and compensation expenses. In future filings, please describe in further detail the underlying reasons for the significant increase and provide additional quantitative information as necessary.

Consolidated Financial Statements
Note 9. Intangible Assets
Thiola License Agreement, page F-22

2. We note that in 2019 you added $15.8 million to intangible assets related to royalties in excess of the minimum. Please explain to us the basis for your accounting treatment to

capitalize royalty payments in excess of minimum royalties and the accounting literature that you relied on for this treatment. Please explain to us the reason you do not expense the annual royalty payments.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences